SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT UNDER
                 SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                         THE MARINA LIMITED PARTNERSHIP
                              (NAME OF THE ISSUER)

                         THE MARINA LIMITED PARTNERSHIP
                            THE MARINA II CORPORATION
                               ALLEN E. ROSENBERG
                     (NAME OF THE PERSONS FILING STATEMENT)

                 LIMITED PARTNER UNITS AND DEPOSITARY RECEIPTS
                         (TITLE OF CLASS OF SECURITIES)

                                  568088 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ALLEN E. ROSENBERG
                     PRESIDENT OF THE MARINA II CORPORATION,
            THE GENERAL PARTNER OF THE MARINA LIMITED PARTNERSHIP
                              11691 FALL CREEK ROAD
                      INDIANAPOLIS, INDIANA 46256
                            TELEPHONE: (317) 845-0270
                            TELECOPY: (317) 845-0766

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
  NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                    COPY TO:

                              C. RUSSELL COX, ESQ.
                              COX & SARGEANT, P.C.
                          8440 WOODFIELD CROSSING BLVD.
                                    SUITE 450
                           INDIANAPOLIS, INDIANA 46240
                            Telephone: (317) 469-4120
                            Telecopy: (317) 469-4795

This statement is filed in connection with (check the appropriate box):

[X] (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ] (b)  The filing of a registration statement under the Securities
         Act of 1933.

[ ] (c)  A tender offer.

[ ] (d)  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]





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Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           CALCULATION OF FILING FEE:

  Transaction Valuation*                         Amount of Filing Fee
    $1,215,200.00                                  $243.04

* For purposes of calculating the fee only. The filing fee was determined based upon 30,380 issued and outstanding Limited Partner Units, which reflects the maximum number of Limited Partner Units that will be redeemed by The Marina Limited Partnership in the Reverse Unit Split Proposal, multiplied by $40.00 per Limited Partner Unit. The payment of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the value of the Limited Partner Units to be redeemed.

[x] Check the box if any part of the fee is offset as provided by Regulation 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $243.04
                             ----------
     Form or Registration No.: Schedule 13E-3
                               --------------
     Filing Party: The Marina Limited Partnership and The Marina II
                             Corporation

     Date Filed: April 26, 2001
                 ---------------

                                  INTRODUCTION

            This Amendment No. 3 (this "Amendment") to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by The Marina Limited Partnership, an Indiana limited partnership (the "Partnership"), The Marina II Corporation, an Indiana corporation (the "General Partner"), and Allen E. Rosenberg, the president of the General Partner ("Rosenberg") (collectively, the "Filing Parties"), in connection with the proposed amendment to the Agreement of Limited Partnership of The Marina Limited Partnership (the "Limited Partnership Agreement") to reduce the number of authorized units of the Partnership (the "Units")to effect a reverse unit split in which one new Unit(the "New Unit" or "New Limited Partner Unit")will be exchanged for every 300 old Units (the "Old Units" or "Old Limited Partner Units"), presently issued and outstanding. Under the proposal, no fractional New Limited Partner Units will be issued to any limited partner who holds less than one New Limited Partner Units. Limited partners that own less than 300 Old Limited Partner Units will receive from the Partnership $40.00 for each Old Limited Partner Unit, unless a limited partner elects to round up by purchasing a fractional New Limited Partner Unit at $40.00 per 1/300 fractional New Limited Partner Unit sufficiently to receive a whole New Limited Partner Unit (the "Reverse Unit Split Proposal"). The affirmative vote of a majority of the issued and outstanding Limited Partner Units is required for approval of the Reverse Unit Split Proposal.




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            All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 13E-3.

            The item of Schedule 13E-3 set forth below is hereby amended and supplemented as follows:

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

         See attached Exhibit Index.


                                    SIGNATURE

         AFTER DUE INQUIRY AND TO THE BEST OF OUR KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS AMENDMENT IS TRUE, COMPLETE AND CORRECT.


Date: August 7, 2001                 THE MARINA LIMITED PARTNERSHIP

                                         By: /s/ Allen E. Rosenberg
                                             ---------------------------
                                             Allen E. Rosenberg,
                                             President of the Marina II
                                             Corporation, the General Partner

Date: August 7, 2001                 THE MARINA II CORPORATION

                                         By: /s/ Allen E. Rosenberg
                                             ---------------------------
                                             Allen E. Rosenberg, President


Date: August 7, 2001                      /s/ Allen E. Rosenberg
                                         ---------------------------
                                         Allen E. Rosenberg, Individually






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                                  EXHIBIT INDEX


Exhibit Number                  Description

16(d)(1) Definitive Proxy Statement, Notice of Meeting of the Partners and Proxy, filed concurrently herewith and incorporated herein by this reference.




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